02041877

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 20, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation
(Address of principal executive offices)

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Press Release.

Moscow, Russia – June 20, 2002 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced the acquisition of the controlling stake in Novokuibyshevskmoloko OJSC (Novokuibyshevsk, Samara Region) by Lianozovsky Molochny Kombinat OJSC.

The Company acquired 50,87% of the share capital (14 781 voting shares). The transaction amounted to approximately US$ 2.3 million.

Novokuibyshevskmoloko OJSC is currently capable of processing 60 tons of products per day. The capacity is expected to grow to 170-200 tons per day by 2005.

The factory's capacities will be included in the production program of the Dairy Business Unit. The Company's experience in reviving food enterprises, along with the investment potential of Wimm-Bill-Dann Foods, will allow the factory to achieve completely new, modern production levels through the use of state-of-the-art technologies and best raw materials, attracting the leading industry specialists and improving control over the final product quality.

Novokuibyshevskmoloko OJSC was put into operation in 1975. The factory specializes in dry fat-free milk, dairy products and fermented milk products.

Press Service

Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard, Moscow, Russia
Phone: +7 095 733-9726/9727
Fax: +7 095 733-9725
www.wbd.com

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 17 manufacturing facilities in thirteen locations in Russia and the Commonwealth of Independent States (CIS), as well as branches in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

In Moscow alone, there are over 2,000 shops working directly with Wimm-Bill-Dann, offering its wide range of products to consumers. The company also supplies its products to Russia's Presidential Administration, Federation Council, embassies and banks, airlines and schools, to name but a few.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 300 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs 11,640 people.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________

Name: Mikhail V. Dubinin

Title: Deputy Chairman of the Management Board

Date: June 20, 2002